UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 25th January, 2016	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 25th January, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Financial Results for the third quarter ended 31st December, 2015.

Exhibit I

25th January, 2016

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir

Re: Financial Results for the third quarter ended 31st December 2015.

We attach herewith the unaudited financial results of the Bank for the third quarter ended 31st December, 2015, segment-wise reporting and the press release in this regard. The results were duly approved by the Board of Directors of the Bank at its meeting held today i.e. 25th January, 2016.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2015

	( in lacs)
Particulars	Quarter ended 31.12.2015	Quarter ended 30.09.2015	Quarter ended 31.12.2014	Nine Months ended 31.12.2015	Nine Months ended 31.12.2014	Year ended 31.03.2015
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1 Interest Earned (a)+(b)+(c)+(d)	1541112	1477252	1239583	4422470	3546354	4846991
a) Interest / discount on advances / bills	1148349	1094834	954318	3287897	2735210	3718079
b) Income on Investments	365142	339767	248357	1033043	701753	985849
c) Interest on balances with Reserve Bank of India and other inter bank funds	5952	17486	13794	31269	40704	51710
d) Others	21669	25165	23114	70261	68687	91353
2 Other Income	287219	255176	253491	788586	643258	899634
3 TOTAL INCOME (1)+(2)	1828331	1732428	1493074	5211056	4189612	5746625
4 Interest Expended	834261	809162	669590	2408652	1908101	2607423
5 Operating Expenses (i)+(ii)	420484	418977	345628	1239540	1013259	1398755
i) Employees cost	143127	141397	113253	420425	342540	475096
ii) Other operating expenses	277357	277580	232375	819115	670719	923659
6 TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1254745	1228139	1015218	3648192	2921360	4006178
7 Operating Profit before Provisions and Contingencies (3)-(6)	573586	504289	477856	1562864	1268252	1740447
8 Provisions (other than tax) and Contingencies	65388	68129	56043	206316	149910	207575
9 Exceptional Items	—	—	—	—	—	—
10 Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	508198	436160	421813	1356548	1118342	1532872
11 Tax Expense	172514	149215	142362	464347	377441	511280
12 Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	335684	286945	279451	892201	740901	1021592
13 Extraordinary items (net of tax expense)	—	—	—	—	—	—
14 Net Profit / (Loss) for the period (12)-(13)	335684	286945	279451	892201	740901	1021592
15 Paid up equity share capital (Face Value of 2/- each)	50502	50364	48348	50502	48348	50130
16 Reserves excluding revaluation reserves						6150813
17 Analytical Ratios
(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
(ii) Capital Adequacy Ratio	15.9%	15.5%	15.7%	15.9%	15.7%	16.8%
(iii) Earnings per share ( )
(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	13.3	11.5	11.5	35.5	30.7	42.1
(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.1	11.3	11.4	35.0	30.4	41.7
(iv) NPA Ratios
(a) Gross NPAs	425520	382777	346791	425520	346791	343838
(b) Net NPAs	126060	103768	90366	126060	90366	89628
(c) % of Gross NPAs to Gross Advances	0.97%	0.91%	0.99%	0.97%	0.99%	0.93%
(d) % of Net NPAs to Net Advances	0.29%	0.25%	0.26%	0.29%	0.26%	0.25%
(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	1.4%	1.5%	2.0%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

	( in lacs)
	Quarter ended 31.12.2015	Quarter ended 30.09.2015	Quarter ended 31.12.2014	Nine Months ended 31.12.2015	Nine Months ended 31.12.2014	Year ended 31.03.2015
Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1 Segment Revenue
a) Treasury	480719	427215	334369	1328543	918453	1290389
b) Retail Banking	1514811	1470256	1256012	4381136	3592171	4881418
c) Wholesale Banking	683570	671954	593676	2013686	1699537	2315260
d) Other Banking Operations	200961	178406	167827	537015	441742	620102
e) Unallocated	—	—	823	—	823	862
Total	2880061	2747831	2352707	8260380	6652726	9108031
Less: Inter Segment Revenue	1051730	1015403	859633	3049324	2463114	3361406

Income from Operations	1828331	1732428	1493074	5211056	4189612	5746625

2 Segment Results
a) Treasury	51324	27092	26641	111580	33003	61830
b) Retail Banking	194692	173091	164963	525832	462445	622883
c) Wholesale Banking	217364	194314	195012	618179	559591	747183
d) Other Banking Operations	80411	75298	72046	207937	174511	248689
e) Unallocated	(35593)	(33635)	(36849)	(106980)	(111208)	(147713)

Total Profit Before Tax	508198	436160	421813	1356548	1118342	1532872

3 Capital Employed
(Segment Assets - Segment Liabilities)
a) Treasury	16385459	16168255	12588592	16385459	12588592	15425638
b) Retail Banking	(18535401)	(18084656)	(16204827)	(18535401)	(16204827)	(17421098)
c) Wholesale Banking	8888265	8530085	8817771	8888265	8817771	8307529
d) Other Banking Operations	1810316	1643283	1460408	1810316	1460408	1545754
e) Unallocated	(1347983)	(1429256)	(1494667)	(1347983)	(1494667)	(1656880)

Total	7200656	6827711	5167277	7200656	5167277	6200943

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on December 31, 2015 is given below.

	( in lacs)
Particulars	As at 31.12.2015	As at 31.03.2015	As at 31.12.2014
CAPITAL AND LIABILITIES	Unaudited	Audited	Unaudited
Capital	50502	50130	48348
Reserves and Surplus	7150154	6150813	5118929
Deposits	52399679	45079565	41412826
Borrowings	6003510	4521356	3965852
Other Liabilities and Provisions	3185344	3248444	2939564

Total	68789189	59050308	53485519

ASSETS
Cash and Balances with Reserve Bank of India	2682253	2751045	2098119
Balances with Banks and Money at Call and Short notice	578946	882100	1205758
Investments	18234510	15164177	11963872
Advances	43636444	36549504	34708798
Fixed Assets	323946	312172	293530
Other Assets	3333090	3391310	3215442

Total	68789189	59050308	53485519

2	The statement of financial results for the quarter and nine months ended December 31, 2015 has been prepared in accordance with Regulation 33 of SEBI (Listing and Other Disclosures Requirements) Regulations, 2015.
3	The above results have been approved by the Board of Directors at its meeting held on January 25, 2016.
4	The results for the quarter and nine months ended December 31, 2015 have been subjected to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
5	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2015.
6	Pursuant to RBI circular DBR.BP.BC.No.31/21.04.018/2015-16 dated July 16, 2015, the Bank, effective quarter ended June 30, 2015, included its deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector under ‘Other Assets’ and interest thereon under ‘Interest Earned—Others’. Earlier these were included under ‘Investments’ and under ‘Interest Earned- Income on Investments’ respectively. Figures for the previous periods have been regrouped / reclassified to conform to current period’s classification. The above change in classification does not impact the profit of the Bank for the periods presented.
7	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards—Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
8	Pursuant to the shareholder and regulatory approvals, the Bank on February 10, 2015, concluded a Qualified Institutions Placement (QIP) of 1,87,44,142 equity shares at a price of 1,067 per equity share aggregating 2,000 crore and an American Depository Receipt (ADR) offering of 2,20,00,000 ADRs (representing 6,60,00,000 equity shares) at a price of USD 57.76 per ADR, aggregating USD 1,271 million. Pursuant to these issuances, the Bank allotted 8,47,44,142 additional equity shares. Accordingly, share capital increased by 16.95 crores and share premium increased by 9,705.84 crores, net of share issue expenses of 151.03 crores.
9	During the quarter and nine months ended December 31, 2015, the Bank allotted 6893200 and 18591100 shares pursuant to the exercise of options under the approved employee stock option schemes.
10	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
11	As at December 31, 2015, the total number of branches (including extension counters) and ATM network stood at 4281 branches and 11843 ATMs respectively.
12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

10 lac = 1 million

10 million = 1 crore

Place :	Mumbai	Aditya Puri

Date :	January 25, 2016	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE

QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2015

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2015 at their meeting held in Mumbai on Monday, January 25, 2016. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2015

The Bank’s total income for the quarter ended December 31, 2015 was 18,283.3 crores, up from 14,930.7 crores for the quarter ended December 31, 2014. Net revenues (net interest income plus other income) increased by 20.7% to 9,940.7 crores for the quarter ended December 31, 2015 as against 8,234.8 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2015 grew by 24.0% to  7,068.5 crores, from 5,699.9 crores for the quarter ended December 31, 2014 driven by average assets growth of 28.2% and a net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at 2,872.2 crores was 28.9% of the net revenues for the quarter ended December 31, 2015 and grew by 13.3% over 2,534.9 crores in the corresponding quarter ended December 31, 2014. The four components of other income for the quarter ended December 31, 2015 were fees & commissions of  2,004.8 crores (  1,806.5 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 277.4 crores ( 253.4 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 327.9 crores ( 265.5 crores in the corresponding quarter of the previous year) and miscellaneous income including recoveries of 262.1 crores ( 209.5 crores for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

Operating expenses for the quarter ended December 31, 2015 were 4,204.8 crores, an increase of 21.7% over 3,456.3 crores during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 43.7% as against 43.4% for the corresponding quarter ended December 31, 2014.

Provisions and contingencies for the quarter ended December 31, 2015 were  653.9 crores (consisting of specific loan loss provisions 601.5 crores, general provisions 49.9 crores, and other provisions 2.5 crores) as against 560.4 crores (consisting of specific loan loss provisions 487.6 crores, general provisions 62.2 crores and other provisions 10.6 crores) for the corresponding quarter ended December 31, 2014. After providing 1,725.1 crores for taxation, the Bank earned a net profit of 3,356.8 crores, an increase of 20.1% over the quarter ended December 31, 2014.

Balance Sheet: As of December 31, 2015

Total balance sheet size as of December 31, 2015 was 687,892 crores as against  534,855 crores as of December 31, 2014.

Total deposits as of December 31, 2015 were 523,997 crores, an increase of 26.5% over December 31, 2014. CASA deposits saw healthy growth with current account deposits growing by 29.7% over the previous year to reach 74,044 crores and savings account deposits growing by 20.6% over the previous year to reach 135,432 crores. Time deposits were at 314,522 crores, an increase of 28.5% over the previous year resulting in CASA proportion of 40% as on December 31, 2015.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

Advances as of December 31, 2015 were 436,364 crores, an increase of 25.7% over December 31, 2014. Both segments of the Bank’s loan portfolio grew faster than system loan growth. As per the Bank’s internal business classification, the domestic retail loans and wholesale loans grew by 29.2% and 18.9% respectively. As per regulatory [Basel 2] segment classification the growth rates were 30.4% for domestic retail loans and 20.7% for wholesale loans. The domestic loan mix as per Basel 2 classification between retail:wholesale was 53:47 and advances in overseas branches as of December 31, 2015 were at 7.5% of the total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

Nine Months ended December 31, 2015

For the nine months ended December 31, 2015, the Bank earned a total income of  52,110.6 crore as against 41,896.1 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2015 were 28,024.0 crore, as against 22,815.1 crore for the nine months ended December 31, 2014, an increase of 22.8%. Net profit for the nine months ended December 31, 2015 was 8,922.0 crore, up by 20.4% over the corresponding nine months ended December 31, 2014.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.9% as at December 31, 2015 (15.7% as at December 31, 2014) as against a regulatory requirement of 9%. Tier-I CAR was at 13.2% as on December 31, 2015 compared to 12.0% as at December 31, 2014.

NETWORK

As of December 31, 2015, the Bank’s distribution network was at 4,281 branches and 11,843 ATMs across 2,505 cities / towns as against 3,659 branches and 11,633 ATMs across 2,287 cities / towns as of December 31, 2014. 55% of branches are now in the semi-urban and rural areas. Number of employees increased from 76,253 as of December 31, 2014 to 84,619 as of December 31, 2015.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 0.97% of gross advances as on December 31, 2015, as against 0.99% as on December 31, 2014. Net non-performing assets were at 0.3% of net advances as on December 31, 2015. Total restructured loans were at 0.1% of gross advances as of December 31, 2015 as against 0.1% as of December 31, 2014.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

BOM: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com